

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

<u>Via e-mail</u>
Stephen N. Landsman, Esq.
Executive Vice President and General Counsel
3075 Highland Parkway, Suite 200
Downers Grove, IL 60515

>   **Re: Univar Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 27, 2014**
>   **File No. 333-197085**

Dear Mr. Landsman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness. If you will not be filing your amended and restated Certificate with your next filing, please tell us when you will be amending and restating your Certificate.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Table of Contents

4. Please revise your prospectus to remove the statement, "[t]he information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Common Stock." This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act.

Market and Industrial Data, page iv

5. Please tell us whether any of the market and industrial data, reports or studies were prepared for you for their use in this prospectus.

Prospectus Summary, page 1

6. Please identify those aspects of the offering and your company that are most significant, and highlight these points in plain, clear language, including your net losses for the last five years, your large debt burden and associated interest payment obligations, and the fact that the company will be a controlled company after the offering. We also note that much of the disclosure in the Summary is repeated verbatim in the Business section.

7. Please ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information rather than a simple list of risk factors at the end of this section.

The Offering, page 8

8. We note your disclosure stating you will use the net proceeds from the offering to redeem, repurchase, or otherwise acquire or retire certain of your outstanding long-term debt, to pay related fees and expenses, and to pay your equity sponsors a fee to terminate your consulting agreements with them. Please revise your filing to include the pro forma financial information which gives effect to these transactions in accordance with SAB 1:B.2.

9. We note your disclosure stating that all information in the prospectus will reflect a reverse stock split. Please confirm that this transaction will be given retroactive treatment in your historical and pro forma loss per share in accordance with SAB Topic 4:C.

Summary Consolidated Financial and Operating Data, page 10

10. Please tell us whether you have included an adjustment excluding the $24.7 million contingent consideration gain from your Non-GAAP measure of Adjusted EBITDA for the fiscal year ended December 31, 2013. In this regard we note that similar expense items have been excluded.

Risk Factors, page 13

11. In order to avoid generic risk factors, please review each factor and consider providing specific examples where you experienced the consequences of the risks discussed.

12. Where appropriate, please include risk factors discussing the fact that you have had net losses for each of the last five years, and that interest payments have exceeded operating income in each of those years. Please also discuss the risks posed by the limitations on personal liability for breaches of fiduciary duty by your directors, and your waiver of interest in corporate opportunities pursued by Equity Sponsors.

The prices and costs of the products we purchase may be subject to large and … page 14

13. Please break the risks discussed under this heading into separate risk factors. We note that the risks posed by fluctuations in the costs of your supplies and transportation are different risks than reputational damage due to failure to meet demand.

In connection with acquisitions, ventures or divestitures, we may become subject … page 16

14. Please revise to make apparent how divestitures may subject you to liabilities.

A portion of our workforce is unionized and labor disruptions could decrease … page 25

15. Please revise here and in your Business section to make apparent what portion of your workforce, including your European employees, are subject to collective bargaining agreements or employment terms similar to collective bargaining agreements. We note the disclosure on page F-67 of the financial statements.

16. Please disclose whether and when you have been subjected to work stoppages or similar labor interruptions as well as their consequences. We note the disclosure on page 100 that you have had no recent work stoppages in your North American operations.

Our NOL carryforwards could be limited if we experience an ownership change … page 26

17. Where appropriate, please also discuss the risk that you may not be able to deduct these NOL carryforwards against future taxable income if you do not recognize sufficient taxable income before the NOL carryforwards expire.

Increases in interest rates would increase the cost of servicing our debt and could … page 28

18. Please expand your discussion here or provide a cross-reference to a more thorough description of your debt service obligations and the effects of increases in interest rates on those obligations, such as Quantitative and Qualitative Disclosures About Market Risk.

The Equity Sponsors control the direction of our business. If the ownership of … page 30

19. Please expand your discussion under this risk factor, or under other risk factors as appropriate, to include:

- the anti-takeover mechanisms that are dependent upon your Equity Sponsors holding certain percentages of your equity described on page 31;

- that your Equity Sponsors may each elect up to six directors to your Board of Directors, and between them may cause to be elected all of your directors; and

- that your Equity Sponsors may pursue investment opportunities in business that directly or indirectly compete with you.

Please include these risks, as well as the risks posed by the fact that you will be a controlled company, under a separate heading within risk factors.

Use of Proceeds, page 34

20. Please provide the information called for by Instruction 4 of Item 504 of Regulation S-K regarding the indebtedness that you will be using the proceeds of this offering to discharge.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Key Factors Affecting Operating Results and Financial Condition, page 42

Acquisitions, page 42

21. Please expand your discussion to address the Magnablend, Erol-Protek, Arinos and Quaron acquisitions.

Results of Operations, page 44

22. Please revise to quantify the impacts of the factors affecting your results of operations from period to period. For example, in your discussion on page 52 of the $44.6 million

increase in warehousing, selling and administrative expenses in the fiscal year ended December 31, 2012 compared to the fiscal year ended December 31, 2013, you note that environmental remediation costs and uninsured losses and settlements in 2013 were partially offset by reductions in professional fees from outside services, but do not quantify any of these factors. Similarly, your discussion of the $165.7 million decrease in other operating expenses year over year on the same page only quantifies drivers of $98 million of this decrease. These are only examples. See Item 303 of Regulation S-K and SEC Release 33-8350.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 57

Other Operating Expenses, net, page 58

23. You refer here to fines relating to an anti-competition matter in Europe. On the following page you refer to a non-deductible penalty for anti-competitive practices. If both of these statements are references to the fine imposed by the Autorite de la Concurrence referred to on page 52, please revise to make that apparent. If these are references to other anti-competition fines, please discuss these other fines.

Liquidity and Capital Resources, page 62

Cash (Used by) Provided by Operating Activities, page 65

24. Please expand your disclosure to quantify and discuss the reasons for higher than normal working capital levels in the EMEA segment as of December 31, 2012 and the reason for the increase of $18.4 million in pension and other post retirement benefit obligation contributions which both in part caused a decrease in your cash flows provided by operating activities from December 31, 2011 to December 31, 2012.

Critical Accounting Estimates, page 70

Goodwill, page 70

25. We note your disclosure stating that the Canada Agricultural reporting unit exceeded its carrying value but not by a substantial amount. Please expand your disclosure to include the remaining carrying value, if material, and a detailed discussion providing investors with information to assess the probability of a future material impairment charge for this reporting unit.

Industry, page 77

26. Please revise to clarify the difference between the $223 billion chemical distribution market that it would appear you participate in, and the $2.3 trillion addressable chemical distribution market that you do not participate in.

Business, page 81

27. Where appropriate, please provide the information called for by Item 101(d) of Regulation S-K.

28. Please discuss the seasonality of any particular segments, as necessary. See Item 101(c)(1)(v). We note your disclosure on page 44 regarding the seasonality of your Canadian segment, and on page F-68 of the financial statements.

Our Segments, page 83

29. Please revise to include the disclosure required by Item 101(b) of Regulation S-K, including a measure of profit or loss and total assets in addition to external revenues, for the last three years. Alternatively, please provide a cross-reference to note 19 of your audited consolidated financial statements.

Competition, page 94

30. Please provide the information regarding the competitive position of your EMEA and Rest of World segments called for by Item 101(c)(1)(x) of Regulation S-K.

Facilities, page 100

31. Please revise to disclose the extent of utilization of the facilities you describe here. Please see Instruction 1 to Item 102 of Regulation S-K. Please also identify the segments that use these facilities, as well as whether any are not held in fee or are subject to a major encumbrance.

Management, page 103

32. Please clarify what Mr. Byrne's position as Chairman of the Univar Commodities Oversight Board entails. We note that it is not discussed in his biography.

33. Please clarify the business experience of Messrs. Fox, Jaquette, and Wasserman over the last five years. It is currently unclear what work Mr. Fox performed, or the positions held by Messrs. Jaquette and Wasserman. Please also clarify what positions Mr. Fuller held at Hydrite in the past five years. Please refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 109

Annual Cash Incentives, page 111

34. Please revise the first chart on page 113 to indicate what percentage of the Univar USA Compensation Adjusted EBITDA goal was achieved.

Compensation of Directors, page 124

35. Please advise as to the identities of Messrs. ter Haar and Schmitt, why they are included in this table when they do not appear to be directors of your company, and why their compensation is less than the other independent directors in this table. Please also advise as to why Messrs. Fyrwald and Byrne are omitted from this table. Please also comply with the Rule 438 of Regulation C of the Securities Act of 1933.

Security Ownership of Certain Beneficial Owners and Management, page 126

36. We note that footnote 18 to this table include shares issuable upon the exercise of options exercisable within 60 days of March 31, 2014. Please advise as to why these shares were only included for all executives and directors as a group, but were not included when reporting the holdings of executives and directors individually.

Certain Relationships and Related Party Transactions, page 129

Certain Indebtedness, page 129

37. Please provide the disclosure required by Item 404(a)(1) of Regulation S-K regarding the basis on which Goldman is a related person. Please disclose the information called for by Items 404(a)(3) and 404(a)(5) of Regulation S-K.

Stockholders' Agreement, page 129

38. Please disclose the amounts of common stock that your Equity Sponsors must hold to exercise the powers you refer to under this heading. Please also specify what special governance rights your Equity Sponsors have been granted.

Consulting Agreements, Indemnification Agreements and Services, page 129

39. Please clarify how much each of your Equity Sponsors will be receiving when you terminate your consulting agreement with them. Please also quantify the amount that you receive for performing your administrative and corporate services for affiliates of CVC. Please refer to Item 404(a) of Regulation S-K.

Shares of Common Stock Eligible for Future Sale, page 136

40. Where appropriate, please disclose the number of holders of your common equity as of the latest practicable date. Please see Item 201(b)(1) of Regulation S-K.

Lock-up Agreements, page 137

41. Please disclose the exceptions to your lock-up agreements referred to here.

Discretionary Sales, page 149

42. Please identify which of your principal underwriters intend to sell to accounts over which they exercise discretionary authority. Please refer to Item 508(j) of Regulation S-K.

Relationships, page 149

43. Please revise to indicate all material relationships with your underwriters. We note that Goldman Sachs holds a substantial portion of your debt, and that Goldman Sach and J.P. Morgan hold equity in your company, but that neither of these relationships are discussed.

Consolidated Financial Statements

Note 2- Significant accounting policies, page F-26

44. Please disclose activity in the allowance for doubtful accounts as required by Item 16 of the Form Instructions. Absent such disclosure, readers have no ability to assess the adequacy of your allowance relative to historical charge-offs.

Note 7- Employee benefit plans, page F-38

45. Please tell us what consideration you gave to the guidance in ASC 715-20-50-4 in providing separate disclosures about your defined benefit pension plans outside the United States.

Undertakings, page II-7

46. Please include only those undertakings applicable to this offering. The undertakings (d) and (e) under this heading appear inapplicable to your offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at 202-551-3744 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at 202-551-3791 or Craig Slivka at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

CC: Steven J. Slutzky
       Debevoise & Plimpton LLP